UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No.1)*

Summer Energy Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

865634 109

(CUSIP Number)

Summer Energy Holdings, Inc.

5847 San Felipe Street, Suite 3700, Houston, Texas, 77057

713-375-2790

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 865634 109

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Andrew Bursten
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power Common Stock: 470,668(1)
	8	Shared Voting Power 1,343,312(2)
	9	Sole Dispositive Power Common Stock: 470,668(1)
	10	Shared Dispositive Power 1,343,312(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock: 1,813,980 (1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) Common Stock (1)(2): 5.65%(3)
14	Type of Reporting Person (See Instructions) IN

(1)Includes 232,500 shares of Common Stock issuable upon exercise of stock options held by the Reporting Person.  Until the exercise thereof, Mr. Bursten does not have any voting rights with respect to the 232,500 shares of Common Stock issuable upon exercise of stock options

(2)Shares are held of record by The Riva Bursten 2000 Trust.   The Reporting Person is a trustee of such trust and shares voting and dispositive control over securities held by The Riva Bursten 2000 Trust.

(3)Based on the total amount of outstanding shares of Common Stock listed in the Issuer’s Form 10-Q filed with the SEC on November 19, 2020 (31,866,934 shares), plus 232,500 shares of Common Stock underlying options to purchase Common Stock.

CUSIP No. 865634 109

Item 1.  Security and Issuer

The class of equity securities to which this Schedule 13D relates is common stock, $0.001 par value per share (“Common Stock”) of Summer Energy Holdings, Inc., a Nevada corporation (the “Company” or the “Issuer”), with its principal executive offices at 5847 San Felipe Street, Suite 3700, Houston, Texas, 77057.

Item 2.  Identity and Background

(a)This Schedule 13D is filed by and on behalf of Andrew Bursten (“Bursten” or the “Reporting Person”).  The Reporting Person was appointed as a director of the Issuer on June 4, 2013.  The Reporting Person is a trustee of the Riva Bursten 2000 Trust and shares voting and dispositive control over securities held by The Riva Bursten 2000 Trust. Bursten may be deemed to beneficially own securities held of record by The Riva Bursten 2000 Trust.  Bursten declares that neither the filing of this statement nor anything herein shall be construed as an admission that Bursten is, for the purposes of Sections 13(d) or 13(g) of the Securities and Exchange Act of 1934, the beneficial owner of any of the securities covered by this statement other than the shares held of record by Bursten.

(b)The Reporting Person’s address is c/o Summer Energy Holdings, Inc., 5847 San Felipe Street, Suite 3700, Houston, Texas, 77057.

(c)The Reporting Person’s principal occupation or employment is private investor and entrepreneur.

(d)Bursten has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)Bursten has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has Bursten been nor is he now subject to a judgment, decree, or final order enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)Bursten is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

The Riva Bursten 2000 Trust obtained 250,000 shares of Common Stock in a private placement offering pursuant to a subscription accepted by the Issuer on November 7, 2012, as set forth in a Current Report on Form 8-K filed by the Issuer on November 8, 2012. The trust used trust funds to purchase such shares.  The Riva Bursten Trust also received 500,000 shares of Common Stock based on the conversion of shares of Series B Preferred Stock previously held by such trust, which it acquired using trust funds. Bursten is a trustee of The Riva Bursten 2000 Trust and shares voting and dispositive control over securities held by such trust.

Bursten’s and The Riva Bursten 2000 Trust’s remaining shares of Common Stock were obtained through a combination of private purchases, dividends on preferred stock, compensatory arrangements with the Issuer in his role as director of Issuer, and for acting as surety and personal guarantor for certain obligations of the Issuer.

The options to purchase Common Stock held by Bursten were granted to Bursten for his service as a director of the Issuer.  Bursten was issued 25,556 shares of the Issuer’s Common Stock on December 28, 2020, in consideration of Bursten acting as a guarantor for certain financial obligations of the Issuer.

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Item 4.  Purpose of Transaction

Bursten and The Riva Bursten 2000 Trust hold the options and shares of Common Stock of the Company as reported herein for the purpose of investment.

Bursten may, from time to time and for his own account, increase or decrease his beneficial ownership of Common Stock or other securities of the Company. Bursten has not reached any decision with respect to any such possible actions.  If Bursten does increase or decrease his beneficial ownership of common stock or other securities of the Company, he will timely file an appropriate amendment to this Schedule 13D.  Bursten is aware that the Issuer intends to deregister its securities under Section 12(g) of the Exchange Act and suspend its reporting obligations under Section 15(d) of the Exchange Act.  Other than as described in this Schedule 13D, and other than his service as a director of the Company, Bursten does not have any plans or proposals which relate or would result in:

(a)The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

(c)A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any vacancies on the Board of Directors of the Company;

(e)Any material change in the present capitalization or dividend policy of the Company;

(f)Any other material change in the Company's business or corporate structure;

(g)Changes in the Company's charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Company by any person;

(h)Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a)As of the date hereof, the Reporting Person beneficially owns 1,813,980 shares of the Issuer’s Common Stock, which number includes (i) 1,343,312 shares held of record by The Riva Bursten 2000 Trust, and (ii) 232,500 shares of Common Stock issuable upon exercise of stock options held by the Reporting Person, representing approximately 5.65% of the outstanding shares of the Issuer’s Common Stock (based on the total amount of outstanding shares of Common Stock listed in the Issuer’s Form 10-Q filed with the SEC on November 19, 2020 (31,866,934), plus 232,500 shares of Common Stock underlying options to purchase Common Stock).

(b)The Reporting Person has sole voting and dispositive power over 238,168 shares and shared voting and dispositive power over 1,343,312 shares. The stock options do not have voting power.

(c)Other than the transactions described in Item 3 above, the Reporting Person has not been involved in any transactions involving the securities of the Company in the last 60 days.

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(d)No other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.

(e)Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No other contracts, arrangements, understandings or relationships are present than as otherwise disclosed in response to Items 2, 3, 4, and 5, above.

Item 7. Material to Be Filed as Exhibits

None.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 3, 2021	/s/ Andrew Bursten
Date	Signature

By: By Alexander N. Pearson, pursuant to a Power of Attorney dated June 11, 2013 previously filed with the Securities and Exchange Commission as Exhibit 24.1 to Form 3 on June 13, 2013 on behalf of Andrew Bursten, which Power of Attorney is incorporated by reference.